

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 14, 2016

Via E-Mail
William H. Schafer
Chief Financial Officer
QTS Realty Trust, Inc. and QualityTech, LP
12851 Foster Street
Overland Park, KS 66213

       Re: **QTS Realty Trust, Inc.**
              Form 10-K for the fiscal year ended December 31, 2015
              Filed February 29, 2016
              File No. 1-36109

              QualityTech, LP
              Form 10-K for the fiscal year ended December 31, 2015
              Filed February 29, 2016
              File No. 333-201810

Dear Mr. Schafer:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2015

Schedule III – Real Estate Investments, page F-37

1.   Please tell us and disclose in future periodic filings the aggregate cost of your property portfolio for Federal income tax purposes; refer to footnote 5 to Rule 12-28 of Regulation S-X.

Form 10-Q for interim period ended June 30, 2016

General

2.   We note you manage your business as one operating segment. We further note your increase in revenues related to your cloud and managed services data center product that constitute greater than 10 percent of your combined revenues for the fiscal year ended December 31, 2015 and six months ended June 30, 2016. Please clarify if cloud and managed services is an operating segment and tell us how you have met the aggregation criteria in ASC 280. Cite all relevant accounting literature within your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at 202.551.6431 or Sara von Althann, Staff Attorney at 202.551.3207 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities